UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                  SEC FILE NUMBER:

                                                             00-26363

                                                  CUSIP NUMBER:

                                                             44982L103

(Check One):  |X| Form 10-K    |_| Form 20-F   |_| Form 11-K    |_| Form 10-Q

              |_| Form N-SAR

              For Period Ended:  December 31, 2004

              |_|  Transition Report on Form 10-K
              |_|  Transition Report on Form 20-F
              |_|  Transition Report on Form 11-K
              |_|  Transition Report on Form 10-Q
              |_|  Transition Report on Form N-SAR

              For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full Name of registrant:                  IPIX CORPORATON

Former Name if applicable:                Internet Pictures Corporation

Address of principal executive office:    8000 Towers Crescent Drive, Suite 1350

City, state and zip code:                 Vienna, Virginia 22182

                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X|  (a)    The  reasons  described  in  reasonable  detail  in Part  III of this  form  could  not be eliminated without unreasonable effort or expense;
   |X|  (b)    The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,  Form N-SAR, or Form N-CSR,
               or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form  10-Q,  or portion  thereof,  will be filed on or before  the fifth  calendar  day following the prescribed due date; and
   |_|  (c)    The  accountant's  statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     On February 11, 2005, IPIX Corporation ("IPIX") and AdMission Corporation, a privately held Delaware corporation ("AdMission") closed the transactions under the asset purchase agreement dated January 11, 2005 between the parties (the "Asset Purchase Agreement"). Pursuant to the terms of the Asset Purchase Agreement, IPIX sold to AdMission certain of its assets (including certain patent rights and other intellectual property) and contracts relating to its IPIX AdMission business unit. Because of the events leading up to and culminating with the sale of the business unit, the assets and liabilities of the IPIX AdMission business unit were considered held for sale at December 31, 2004, and operations of this business unit will be considered discontinued operations. Accordingly, the operating results of the IPIX AdMission business unit for 2002, 2003 and 2004 must be reclassified to discontinued operations in IPIX's consolidated financial statements. Due to the additional time required to complete the financial statements resulting from, and the presentation of the other data relating to, the sale of these assets, IPIX was unable to complete its Annual Report on Form 10-K for the period ended December 31, 2004 without the expenditure of unreasonable effort and expense by March 16, 2005.

                                     PART IV

                                OTHER INFORMATION

1.       Name  and  telephone   number  of  person  to  contact  in  regard  to
         this notification:

         Matt Heiter   (901) 577-8117

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As discussed above under Part III, IPIX sold the IPIX AdMission business unit in February 2005. Accordingly, the operations of this business unit will be considered discontinued operations. The operating results of the IPIX AdMission business unit for 2002, 2003 and 2004 will be reclassified to discontinued operations. IPIX anticipates that the consolidated statements of operations included in its annual report on Form 10-K for the year ended December 31, 2004 will report a loss from continuing operations of approximately $8.8 million, or $(0.53) per share, compared to a loss from continuing operations of approximately $5.8 million, or $(0.79) per share, reported for the year ended December 31, 2003. In addition, IPIX anticipates that loss from discontinued operations for the year ended December 31, 2004 will be $6.0 million compared to income from discontinued operations of $7.2 million for the year ended December 31, 2003.

                                    SIGNATURE


     IPIX Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date: March 16, 2005



                                      By:   /s/ Clara M. Conti
                                         ------------------------------------
                                           Clara M. Conti
                                           President and Chief Executive Officer